UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Proposed term loan refinancing, dated 19 February 2020

19 February 2020

Micro Focus International plc
Proposed term loan refinancing

Micro Focus International plc ("Micro Focus" or the "Company") today announces the launch of a $1,435m-equivalent Senior Secured Term Loan B refinancing and extension of the existing $500m Revolving Credit Facility ("RCF") (the "Transaction").

The proceeds of the offering will be used to refinance its existing Senior Secured Term Loan B due November 2021 and pay fees and expenses in connection with the Transaction. Upon completion, the Transaction will replace the existing Senior Secured Term Loan B facility due November 2021 with a new 7-year Senior Secured Term Loan B facility and extend the existing $500m "RCF" due September 2022 to June 2024.

The Company will raise a combination of Euro and US dollar dominated Term Loans with a minimum intended tranche size of €500m in Euros and $500m in US dollars. The initial price talk for the new facilities is anticipated to be between 3.25% - 3.50% above EURIBOR at an original issue discount of 0.5% on the Euro Tranche and between 3.75%-4.0% above LIBOR at an original issue discount of 1.0% on US Dollar denominated tranche.

An update will follow in due course.

Enquiries:
Micro Focus                                                      Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                    Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                                          Tel: +44 (0) 20 7404 5959
Sarah West                                                          MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 19 February 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer